FRESHFIELDS BRUCKHAUS DERINGER

2 rue Paul Cézanne

75008 Paris, France

T: +33.1.44.56.44.56

F: +33.1.44.56.44.00

October 20, 2006

BY EDGAR AND FACSIMILE

Mr. Al Rodriguez

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Re:	France Telecom

Form 20-F for the year ended December 31, 2005

File N° 1-14712

Dear Mr. Rodriguez,

We refer to your letter dated September 20, 2006 regarding the above-referenced filing of France Telecom (the “Company”). The Company has requested us to respond to the Staff’s comment letter, dated September 20, 2006, relating to the Company’s annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”).

The Company has responded to all of the Staff’s comments either by (i) providing revised disclosure to comply with the comment in future filings, (ii) providing an explanation if the Company has not so provided revised disclosure or (iii) providing supplemental information as requested.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter which have been retyped herein for your ease of reference).

Form 20-F for the year ended December 31, 2005

Financial statements

Audit report

1.	Confirm to us that each accounting firm is taking full responsibility for the opinion expressed.

Response:

Both Deloitte & Associés and Ernst & Young Audit have confirmed to the Company that each accounting firm is taking full responsibility for the audit opinion expressed in the 2005 Form 20-F.

Consolidated Statement of Income, page F-2

2.	Please explain to us the following in your response letter:

•

We note your use of gross operating margin and operating income. It is unclear to us what each of these measures is intended to represent. Please clarify for us your consideration of the relevance of each measure, as well as how the presentation complies with paragraphs BC 12 and 13 of IAS 1. Please also address why you believe it would be misleading to include employee profit sharing, share based compensation and depreciation and amortization within the gross operating margin line item.

•

It is unclear to us what types of items are included in the line items ‘Other operating income’ and ‘Other operating expense’ which are included in the gross operating margin line item. Help us understand how you made a distinction between expense and income included in these lines, compared to all of the items presented below gross operating margin.

Response:

In the context of its transition to IFRS, the Company indicated in Note 2.1.4 to the 2005 consolidated financial statements (Presentation of the financial statements) that “the presentation of the income statement under IFRS is significantly different from that under French GAAP with the inclusion in operating income of items presented as non-operating income and expense in French GAAP….”. The Company also describes gross operating margin in that Note.

Operating income

In accordance with IAS 1 paragraphs 88 to 94, the Company has chosen to present its expenses on the face of its income statement classified according to the nature of the expense. Note 2.1.4 states in part:

“Under IFRS operating income corresponds to net profit before: financial income; finance costs; income taxes (current and deferred taxes); and profits and losses of discontinued operations.”

The Company introduced this sub-total taking into account:

•

IAS 1.BC 13, in which the IAS Board recognizes that an entity may elect to disclose the results of operating activities and that the entity should ensure the amount disclosed is representative of activities that would normally be considered to be “operating”. BC 13 states:

“The Board recognizes that an entity may elect to disclose the results of operating activities, or a similar line item, even though this term is not defined. In such cases, the Board notes that the entity should ensure the amount disclosed is representative of activities that would normally be considered to be “operating”. In the Board’s view, it would be misleading and would impair the comparability of financial statements if items of an operating nature were excluded from the results of operating activities, even if that had been industry practice. For example, it would be inappropriate to exclude items clearly related to operations (such as inventory write-downs and restructuring and relocation expenses) because they occur irregularly or infrequently or are unusual in amount. Similarly, it would be inappropriate to exclude items on the grounds that they do not involve cash flows, such as depreciation and amortization expenses.”

•

the guidance issued by the Conseil National de la Comptabilité (the “CNC”, the French Accounting Standard Council) in its recommendation (Recommendation 2004-R.02 on “model income statement, cash flow statement and statement of changes in equity for business entities using international financial reporting standards”) issued in October. Section 4.1. of this recommendation states (unofficial English translation):

“The concept of results of operating activities (or operating profit) is not defined in the IAS/IFRS standards. Yet this aggregate is extremely important as it is widely used by entities as a performance indicator in their financial reporting. The FASB’s proposed definition -see appendix 11- could provide a useful basis for consideration in this field.”

The Company believes that its definition of operating income is consistent with the definitions and principles referred to above.

Gross operating margin

[1]	Appendix 1 to CNC 2004-R.02 Recommendation reads as follows:

“Appendix: Results of operating activities – definition of the FASB’s technical working group (FASB Memorandum, 16.10.2003)

Business activities are:

a) activities undertaken by a business entity as part of its objective to provide goods or services in an attempt to make a profit, or

b) activities not directly related to providing goods and services but are essential to the entity's ability to achieve the objectives in (a), or

c) activities in which the entity engages to pursue its strategic objective, that result in either or both the impairment and disposal of assets used in either (a) or (b) above.”

In Note 2.1.4 to its 2005 consolidated financial statements, the Company has indicated that:

“Gross operating margin, a sub-total calculated by France Telecom in accordance with paragraph 83 of IAS 1 corresponds to operating income before employee profit-sharing, share based compensation, depreciation and amortization expense, impairment of goodwill and other non current assets, gains and losses on disposal of assets, restructuring costs, share of profits (losses) of associates, impairment of goodwill on associates”

The Company introduced this sub-total taking into account the following (bold emphasis added):

•	IAS 1.83 and 1.84

“Additional line items, headings and sub-totals shall be presented on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance”. (IAS 1.83)

“Because the effects of an entity’s various activities, transactions and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists in an understanding of the financial performance achieved and in making projections of future results.” (IAS 1.84 (in part)).

•	The guidance in CNC Recommendation 2004-R-02

This document states in part (unofficial English translation with bold emphasis added):

“§3.1 – Consolidated financial statements and financial reporting

In addition to the balance sheet, income statement and notes, IAS/IFRS standards require the preparation and presentation of a cash flow statement and a statement of changes in equity.

Details of accounting methods and other explanatory information are provided in the notes and supplementary schedules.

This full set of financial statements comprises the basis for financial reporting.

Financial performance indicators published by entities in their management report and financial press releases must therefore: either stem directly from the figures provided in the financial statements, or, be easy to compute from the financial statements together with the notes and supplemental schedules, which should contain an explanation of the indicators used.” (See IOSCO Technical Committee Release May 2002)

“§3.2 – Continuity of segment reporting and overall financial reporting

For several years, entities have been making major efforts to ensure that their internal management information is consistent with their published accounts. The adoption of IAS/IFRS standards must not hamper this trend. High-quality segment information is a key component in interpreting performance. A company’s overall performance is the sum of the performances of its various business or geographical segments. IAS 14 defines the rules governing the preparation and presentation of segment information. It must be consistent with the accounting methods, contents and presentation of the financial statements. It helps explain and analyze the overall performance presented in the income statement by clearly identifying eliminations of intergroup transactions.”

“§3.4 – Continuity of concepts, comparability and relevance of information

The proposed income statement formats provide a very basic framework and leave certain choices of definition or presentation up to the entity. These choices may arise from the specific nature of certain business activities (for example, whether to present an additional aggregate deemed significant by the entity) and are made within the presentation options permitted by the accounting standards.

Entities may also opt for a more detailed presentation of their financial statements.

Given these various options, the reporting entity should clearly explain its choice of concepts, definitions and specific presentations, which should be applied consistently from one year to the next to ensure comparability over time.”

With respect to the presentation of gross operating margin on the face of the Company’s income statement:

•

the Company’s financial communication benefits from a clearly defined measure that has been consistently applied over the periods presented, is a measure of performance that is both auditable and audited and requires no reconciliation as it is presented on the face of the financial statements; and

•	the Company’s financial communication is consistent with the primary measure used internally for assessing the performance of segments and consolidated entities.

Gross operating margin excludes employee profit-sharing and share based compensation because:

•

the Company considered that it was important in the transition to IFRS to retain a subtotal as close as possible to the previous measure presented on the face of the Company’s French GAAP income statement, i.e., operating income before depreciation and amortization, which did not include share based payments (as they did not give rise to an expense), nor employee profit sharing (which was presented outside operating income);

•	employee profit sharing is mainly a function of a French legal requirement that is substantially based upon net income, not on gross operating margin; and
•

share based compensation expense recorded in the years presented mainly included the expense relating to shares offered to employees by the French State pursuant to French legal requirements (€120 million of a total of €178 million in 2005 and €247 million of a total of €399 million in 2004), which the

Company believes requires a separate presentation in order to enhance the predictive value of the income statement (§28 of the IAS Framework for the Preparation and Presentation of Financial Statements), as the timing, size and financial conditions of such offers depend on the French State’s decision regarding (i) its percentage of ownership in the Company, (ii) market conditions and (iii) the political context surrounding such an offer.

The introduction of the subtotal “gross operating margin” was discussed with, and its terminology was agreed by, the Autorité des Marchés Financiers (“AMF”) at the time of the preparation of the Company’s IFRS transition information.

Finally, it should be noted that the term gross operating margin, which is the English translation of “Marge Brute Opérationnelle”, does not purport to be akin to a gross profit caption corresponding to the difference between revenue and cost of sales in an income statement presented by function since, as mentioned above, the Company has chosen to classify its expenses in its income statement by the nature of the expense.

In order to clarify its presentation, France Telecom proposes to expand Note 2.1.4 to its consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) to clarify the definition of gross operating margin and more fully explain why the Company believes that it is a sub-total useful to investors to understand the Company’s financial performance, as follows:

“Gross operating margin, a sub-total calculated by France Telecom in accordance with paragraph 83 of IAS 1, corresponds to operating income before employee profit-sharing, share based compensation, depreciation and amortization expense, impairment of goodwill and other non current assets, gains and losses on disposal of assets, restructuring costs, share of profits (losses) of associates, impairment of goodwill on associates.

France Telecom considers this measure to be highly relevant to the understanding of the France Telecom Group’s financial performance, and therefore presents it on the face of its income statement as part of operating income because it provides investors with key information on the financial performance of the Group and its business segments. Although gross operating margin includes labor expenses, France Telecom has not included employee profit sharing because such costs are mainly generated by French legal requirements and are principally computed on the basis of the unconsolidated net income of each legal entity in the Group. Also, France Telecom has not included share based compensation as such expenses mainly result from the sale of shares in the Company by the French State (as further explained in Note 2.1.22), which are by nature unpredictable both in their amount and in their frequency.”

Other operating income and other operating expense

Other operating income and other operating expense items which are part of gross operating margin are not disclosed separately on the face of the Company’s income statement as permitted by IAS 1.29-30 (materiality and aggregation). Other operating income and other operating expense are nevertheless disclosed separately taking into account the provisions of IAS 1.32-33 (offsetting). The main components of expenses affecting gross operating margin are external purchases of goods and services and labor expenses. The other income and other expenses included in gross operating margin are of a different nature; the most significant items relate mainly to taxes other than income tax and impairment losses on trade receivables and are further disclosed in Notes 6.3 and 6.4 to the Company’s consolidated financial statements.

3.	It is unclear to us how your presentation of minority interests complies with the requirement of paragraphs 81 and 82 of IAS 1.

Response:

The Company believes that its presentation gives equal prominence to net income and net income attributable to equity holders of the parent company in particular given that, in the transition period to IFRS, not all investors had gained an understanding of the entity approach as used under IFRS versus the parent company approach as used under French GAAP and other internationally recognized standards.

However, after a review of the current market practice and IAS 1.BC19, the Company will modify its presentation in its 2006 Form 20-F to comply fully with § 81 and § 82 of IAS 1. The presentation will be as follows:

Net income	XXX		XXX
Attributable to:
- Equity holders of the parent	YYY		YYY
- Minority interests	(X-Y	)	(X-Y	)

2.1.8 Net revenues, page F-13

Equipment sales

4.	Tell us whether you account for the revenues from equipment sold by a third party retailer gross or net. It is unclear to us whether you are acting as a principal or as an agent. Please advise.

Response:

The Company sells telecom equipment to its customers in order to foster service usage. This equipment is either sold directly by France Telecom stores or indirectly through a third party retailer. In the latter case, the Company sells equipment to such retailers and the retailers sell the equipment together with a France Telecom service contract to the end customer. France Telecom stores and third party retailers sell the same packaged offers, i.e. equipment and a service contract.

Consequently, the retailers (1) act as service providers to France Telecom since they secure new customers to the Company and (2) buy equipment from the Company to deliver bundled offers to the end customers. Generally, the Company would sell their equipment to the retailer at a price that is significantly in excess of the price that the retailer will get from the end customers because the equipment is significantly discounted or given for free to the end customer; France Telecom would then, when the service contract is activated, grant a rebate to the retailer.

Given the existence of a buyer/service provider relationship existing between the retailer and the Company, there is a need to allocate the net amount (original equipment price less sales commission less rebate at activation date) between a cost component corresponding to the service provided by the retailer (the “Service Element”) and a revenue component corresponding to the sale of equipment (the “Revenue Element”).

In the absence of a relevant basis for determining the Service Element, the Company considered that the level of revenue recognized for equipment sold in its own retail stores would serve as a relevant basis to record equipment sales to its third party retailers.

Based upon the facts and circumstances described above, the revenue recognition criteria are not met at the delivery date of the equipment to the retailer because at that time the price is not fixed and determinable. Such criteria are only met at the activation date.

Under the accounting method described above, the difference between the amount of the equipment initially billed to the retailer and the price billed to the end customer substantially represents a rebate that is deducted from the Company’s revenue consistent with the concepts set forth in IAS 18.9,10 and EITF 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

As explained above, because of the buyer/service provider relationship, the Company believes that the “agent versus principal” criteria is not the most relevant to the analysis of its relationship with its third party retailers. However, the analysis of the substance of its arrangements with the third party retailers and its accounting described above are akin to a situation where the retailer is acting as an agent since, in the end, the revenue the Company recognizes corresponds substantially to the price paid by the end customer.

Service revenues

5.	Tell us about the nature of the service level agreement penalties that you paid to customers.

Response:

The Company generally includes in all its business contracts, service level agreements. These service level agreements are standardized, and cover commitments given by France Telecom on the order process, the delivery process, and after sales services.

•	Order process: commitment on a time limit to treat the order. This time limit can be standard or specific to a contract/solution.
•	Delivery process: commitment on a time limit to deliver the goods or services. This time limit can be standard or specific to a contract/solution. Penalties in case of delay (in the order or the delivery) can equal 5% of the monthly subscription for the service per day of delay with a maximum of one month or a fixed amount (specified in the contract).
•

After sales services: commitment to make the service available. France Telecom commits to re-establish the service in a given time period in case of interruption of service. This commitment can be associated with a maximum time of interruption (MTI) for the year. For example, in France, the Company’s major wireline market, five levels of service availability exist:

o	level 1: service must be re-established within a maximum of 10 working hours from Monday to Saturday and from 8 am to 6 pm. Option: MTI accumulated during one calendar year is under 20 hours;
o	level 2: time period to re-establish the service is 4 hours for any alert given within working hours and MTI is 13 hours;
o	level 3: time period to re-establish the service is 4 hours, 24h/24 and 7d/7 and MTI is 13 hours;
o	level 4: time period to re-establish the service is 4 hours, 24h/24 and 7d/7 and MTI is 4 hours; and
o	level 5: time period to re-establish the service is 2 hours, 24h/24 and 7d/7 and MTI is 1 hour.

Penalties are due if the minimum time period to re-establish the service has not been met and may equal 25% of the monthly subscription to the service, whatever the delay in case of service level 1.

For service levels 2 to 5, penalties are calculated based on the number of hours necessary to re-establish the service. These range from no penalty under 4 hours up to 150% of the monthly subscription fee for more than 7 hours’ delay.

Penalties for the maximum time of interruption are calculated based on total number of hours of interruption in excess of the maximum defined in the contract. The amount of the penalty varies from 25% to 100% of the monthly subscription fee.

For contracts with residential customers, the Company is also committed to similar service level agreements.

Wireline contracts thus include a 48-hour deadline to repair a breakdown once the client has reported it. In case of default and if the breakdown is due to the Company’s fault, the Company incurs a fixed penalty representing 2 months subscription.

Such penalties are recorded as rebates and are therefore deducted from revenues in accordance with IAS 18.10. Such penalties are recorded when it becomes probable that they will be due based on the non-achievement of contractual terms.

6.

With respect to the revenue sharing arrangements and the revenues from the supply of content, it is unclear in what circumstances you are acting as principal and recognize revenue on a gross basis or when you are acting as an agent and recognize revenue on a net basis.

Response:

The Company provides content to its customers. In order to provide this content, the Company either enters into partnerships with third party providers of value added services which require content that the Company does not produce, such as information and help lines (e.g. the Audiotel offer), logo and ring tones, contests with prizes, interaction with TV and radio shows, quizzes, or it enters into arrangements with major players to buy content (e.g. MaLigne TV offer).

The accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding these transactions.

To determine if the revenue must be recognized on a gross or a net basis, an analysis is performed using the following criteria in accordance with the principles set forth in IAS 18.8 and EITF 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent:

•	the Company is the primary obligor of the arrangement;
•	the Company bears inventory risks;
•	the Company has a reasonable latitude in establishing price with the customer for the service;
•	the Company has discretion in supplier selection;
•	the Company is involved in the determination of service specifications; and
•	the Company bears the credit risk.

In order to illustrate the way the Company conducts its analysis, it has provided below the analysis and conclusions it reached with respect to two services, one being recognized on a net basis and the other being recognized on a gross basis.

Example of revenue recognized on a net basis

The Audiotel offer provides its customers (end-users) with specific content (e.g., banking information, weather forecasts). These services are accessed through France Telecom’s own network with a range of special rate numbers that are used by its customers to access the specific services. Partners provide the content of these special services, are responsible for ensuring the availability of the content and establish the price to be billed to the end-user (because a specific rate is associated with each special rate number). The Company concluded that it is an agent in these transactions and, accordingly, revenues from these operations are reported in its IFRS financial statements based on the net amount.

Example of revenue recognized on a gross basis

With respect to a video-on-demand offer, a customer who has subscribed to broadband access with the Company and wants to view a film has a panel of possibilities, among which is video-on-demand on PC or TV.

The customer can choose to view a film connecting to a video-on-demand web site operated by a third party. In such a case, the customer pays the fee for the download of the film to the third party provider, and this operation generates no extra revenue for the Company, which is not a party to the transaction.

The customer can also choose to view a film through the video-on-demand service operated by the Company (FRANCE TÉLÉCOM VOD). The FRANCE TÉLÉCOM VOD offer consists of a supply of content on a dedicated program to be watched on PC or on TV. The film or program is to be selected among a list of programs selected by the Company. The Company encodes the program in order for it to be exhibited on its network and has developed a specific platform to deal with the content. In order to provide the content, the Company enters into arrangements with major film or TV programs producers such as Warner Films or Fox. Broadcasting rights can be exclusive or non-exclusive. Payment for the rights are generally calculated based on revenues generated by the exploitation of the rights, whether equal to a percentage of the retail price or a flat fee. They generally include payment of an upfront fee and a minimum guarantee on future license fees due.

The Company considers that:

•

the Company is the primary obligor toward the end customer: the service sold by the Company is the ability to access and view the program on TV or PC, the Company bears the responsibility to deliver the content on the specific device. The customer will generally hold the Company responsible for the quality of the film and the speed of the download, and the end customer has no specific recourse against the content provider;

•	the Company bears inventory risks whenever an upfront fee or a minimum guarantee is due: as a percentage of revenues generated, the amount paid to the third party suppliers can be seen as significant;
•	the Company determines at its discretion the price paid by the customer: the Company can make promotions and can bundle some programs and therefore has latitude in establishing the price;
•	the Company also has latitude in selecting the content it wants to offer and thus in selecting the providers; and
•	the Company bears credit risk because it collects the revenues and pays the revenue share whether the customer has paid or not.

Based on these facts and circumstances, the Company concluded that it is a principal in these transactions and, accordingly, revenues from these transactions are reported in its IFRS financial statements based on the gross amount it billed to customers.

The Company proposes to revise Note 2.1.8 to its consolidated financial statements that will be filed with its 2006 Form 20-F to clarify the circumstances which lead it to recognize gross or net revenues generated by revenue sharing arrangements and revenues from the supply of content. The revised disclosure would read as follows:

“Revenue-sharing arrangements (premium rate numbers, Audiotel, special numbers for internet dial up, etc.) are recognized gross when the Group has reasonable latitude in establishing the price billed to the end customer and has the primary responsibility to determine the service specifications. They are recognized net of content or service provider fees when the provider is responsible for the service rendered and for setting the price to be paid by the subscribers.

Revenues from the supply of content are recognized gross when the Group is the primary obligor toward the end customer (i.e. the end customer has no specific recourse against the content provider), bears inventory risk, has latitude to select the content and has also latitude to determine the price paid by the end customer. They are recognized net of the amount due to the content provider when the latter is responsible for the service content and for setting the price to be paid by subscribers.”

7.	With reference to the revenue from the sale of advertising space in printed directories, tell us why you believe that recognizing revenues when the directory is published is the most appropriate in the circumstances.

Response:

The Company would like to clarify that in its accounting policy disclosure referred to above, “published” has the meaning of “delivered”. Once publication is achieved, delivery usually takes 2 to 4 weeks to be completed.

The Company assessed its accounting considering the four conditions set forth by IAS 18.20 as further detailed in IAS 18.23 and 24:

IAS 18.23 states:

•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the entity;
•	the stage of completion of the transaction at the balance sheet date can be measured reliably; and
•	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

By the time of delivery of a printed directory, the related revenues have usually already been collected and are not refundable, thus satisfying the first two conditions. Similarly, upon delivery, all costs pertaining to the printing and delivery have been borne and no further costs will be incurred, thus satisfying condition four.

The third condition above is further explained in IAS 18.24, which states:

“The stage of completion of a transaction may be determined by a variety of methods. An entity uses the method that measures reliably the services performed. Depending on the nature of the transaction, the methods may include: (a) surveys of work performed; (b) services performed to date as a percentage of total services to be performed; or (c) the proportion that costs incurred to date bear to the estimated total costs of the transaction. Only costs that reflect services performed to date are included in costs incurred to date. Only costs that reflect services performed or to be performed are included in the estimated total costs of the transaction. Progress payments and advances received from customers often do not reflect the services performed.”

Determining whether this condition is satisfied requires review of the contractual obligations between the customer who paid for the advertising space and the publisher.

PagesJaunes commits itself to deliver to the public in a specified geographic area a directory with the agreed advertising. The two types of advertising products are:

•	advertisements in the PagesJaunes listings that allow an advertiser to differentiate itself from other listings by placing larger listings, large column ads, etc.; and

•	more specific ad products, such as cover ads, bookmarks, specialized local design displays, banners, colored ads, bold, headers, footers, etc.

Upon delivery, the typographic conception has been made, the printing of the directory is completed, as has been the delivery to the residents of the specified area. At that time, the Company has fulfilled its contractual and delivery obligations and has no future performance obligation.

The Company also assessed its accounting treatment against the current industry practice in Europe (Seat, TPI and Eniro) and found them to be consistent.

Loyalty programs, page F-14

8.	It is unclear to us whether your accounting is in accordance with paragraph 13 of IAS 18. Please advise.

Response:

As indicated in BC2 of IFRIC D20, IFRS lacks guidance on how entities should account for the awards offered to customers in customer loyalty programs. As mentioned in Note 2.1.2. to the Company’s consolidated financial statements (Accounting positions adopted by the France Telecom Group in accordance with paragraphs 10 to 12 of IAS 8 – accounting policies, changes in accounting estimates, and errors), the Company has applied the French GAAP accounting treatment which is based on the CNC Comité d’Urgence (Emergency Accounting Issues Committee) recommendation 2004-E dated October 13, 2004.

Following this guidance, award credits granted to customers based on an initial sale are booked at the time of initial sale. The recommendation offers two possible accounting treatments:

•	award credits are considered as a liability and booked for the estimated cost of supplying the good or service; or
•

award credits are a component of the initial sale, and part of the consideration received/receivable from the initial sale should be allocated to the award credits and deferred until the awards are redeemed. No specific method is required for this allocation except that the amount of deferral is to be at least equal to the liability to be recognized under the liability approach.

There is no preferential method defined under this French Guidance, but companies which had previously recorded a deferral of revenue were to continue deferring revenue. This recommendation is therefore mostly based on IAS 18.19 in terms of presentation and IAS 37 in terms of measurement, except that companies who deferred revenues had to continue allocating revenues to award credits for an amount at least equal to a IAS 37 provision, which is generally compliant with the IAS 18.13 approach.

Because the Company already applied the revenue deferral method to loyalty programs without renewal obligations, it also applied the revenue deferral method to programs that require customers to commit for a further contractual term. Therefore, irrespective of the contractual condition attached to the redemption of the awards, loyalty programs awards redeemable against services and goods sold by the Company are accounted for in accordance with the second option outlined above (e.g., the revenue deferral method). The amount deferred corresponds to the value of the obligation based on the discount awarded as stated on the pricelist.

The Company is currently analyzing the consequences of IFRIC D20 published in September 2006 and the related potential impact on its consolidated financial statements.

2.1.22 Share based compensation, page F-23

9.	It is unclear to us whether your definition of “grant date” as disclosed complies with the definition of “grant date” in Appendix A to IFRS 2. Please advise.

Response:

As mentioned in Note 2.1.22 (share based compensation) to the Company’s consolidated financial statements, the grant date referred to in your question specifically relates to employee share offers that are directly related to the sale of shares in the Company by the French State.

Under IFRS 2 – Appendix A, the grant date is “the date at which the entity and another party agree to a share based payment arrangement, being when the entity and the counterparty have a shared understanding of the terms and conditions of the arrangement”. The Company reviewed IFRS 2 IG 1-4 and noted the question of facts and circumstances about explicit or implicit agreement (IG2), the importance of having all terms and conditions agreed at grant date with a special emphasis on the exercise price (IG3), and the possibility of a grant date occurring after the employees have begun rendering services (IG4).

At the time of the 2004 and 2005 share sales by the French State, there was no guidance within the IFRS beyond the above-mentioned implementation guidance to use for reference when interpreting the facts and circumstances to determine what constitutes the “grant date”.

The subject of the grant date has been recently addressed by IFRIC as reported in the May 2006 IFRIC Update IFRS 2 Share based Payment – Share plans with cash alternatives at the discretion of employees: grant date and vesting periods as follows (bold emphasis added):

“The IFRIC considered an employee share plan in which employees were provided a choice to have cash at one date or shares at a later date. At the date the transactions were entered into, the parties involved understood the terms and conditions of the plans including the formula that would be used to determine the amount of cash to be paid to each individual employee (or the number of shares to be delivered to each individual employee) but the exact amount of cash or number of shares would only be known at a future date. The IFRIC was asked to confirm the grant date and vesting period for such share plans. The IFRIC noted that IFRS 2 defines grant date as the date when there is a shared understanding of the terms and conditions. Moreover, IFRS 2 does not require grant date to be the date when the exact amount of cash to be paid (or the exact number of shares to be delivered) is known to the parties involved.”

As mentioned in Note 2.1.2. to the Company’s 2005 consolidated financial statements (Accounting positions adopted by France Telecom Group in accordance with paragraphs 10 to 12 of IAS 8 – accounting policies, changes in accounting estimates, and errors), the Company considered the accounting guidance provided by the CNC, in its release dated December 21, 2004 on “IFRS 2 and employee share ownership plans”.

In the release, the CNC defined the grant date as “the stage of shared understanding occurs when the main terms of the offer are announced.” Main relevant excerpts from the release are as follows (unofficial English translation with bold emphasis added):

“According to the above terms as defined by the accounting standard, three dates may be considered as the grant date: the date of the plan’s announcement, the date of the employee’s subscription, and the date of the end of the subscription period.

We discuss hereafter each one of the proposed dates:

Date of announcement: It is the date at which the entity and another party have a shared understanding of the terms and conditions of the arrangement. Such shared understanding occurs once the conditions for participating in the plan for a given shares’ subscription are known by the beneficiaries. With regard to employee share ownership plans, the employee’s agreement is considered to be implicit.

Date of employee’s subscription: The effective subscription date occurs when the employee formally decides to subscribe, by signing a subscription request. If this date was to be used, for practical issues, the valuation should be based on the average stock price during the subscription period, as an acceptable market value of the share for all individual subscriptions during this period.

Date of the end of subscription period: Both the employees and the entity know only at the end of the subscription period the exact number of shares allocated to each employee, pursuant to the proportionate allocation mechanism if demand exceeds the number of shares offered.

The announcement date shall be considered as the grant date and, beyond, as the measurement date, the understanding of the characteristics of the plan by both parties, being the decisive factor.”

On September 1, 2004, the French State sold a large block of shares in the Company (representing 10.85% of its share capital) to institutional investors. Under the French privatization law, the France Telecom Law dated August 6, 1986 and article 32-1 of the Law dated July 2, 1990, the French State was from that date required to make an offering to France Telecom Group employees contemporaneously with any sale to the public and or qualified investors.

The key parameters of the offer to be made to employees were announced in a governmental decision published in the Journal Officiel dated September 3, 2004 (“arrêté fixant le prix et les modalités d’attribution d’actions de la société France Télécom”), in which:

•	the total number of shares attributable to qualifying employees was set (29,746,276 shares);
•	the pricing mechanism was set (20% discount to the price to institutional investors of €19.05);
•	the criteria for being a qualifying employee were known;
•	the restriction on sale of the acquired shares (a two-year prohibition) was known; and
•

the grant of free (bonus) shares after a 3-year holding period was known (i.e. a purchaser who retains the purchased shares for three (3) years receives bonus shares (free shares) from the French State).

The offer was ultimately launched on December 1, 2004 and closed on December 13, 2004. The main uncertainty on September 3, 2004 was the number of shares which would ultimately be attributed to each individual. However, this element does not disqualify September 3, 2004 as the grant date according to the above-mentioned guidance. Furthermore, employees knew that in the past, shares sold were oversubscribed and a reduction mechanism was put in place on a collective basis, and therefore a reasonable assumption could be made as to the compensation benefit granted by the French State to the qualifying employees.

Therefore, we believe that on September 3, 2004 (a) the terms of the award were provided for by a formal and approved plan (i.e., French law and the government’s decision), (b) the plan determined the total value of the award on such date (i.e. 10% of the shares offered through the private placement and the exercise price was set), and (c) the award was attributable to employees’ past service (i.e., immediately vested) and, as of this date, the employee began to benefit from and be adversely affected by subsequent movements in the price of the Company’s shares.

As a result, in accordance with the CNC guidance referred to above, it was determined that the principal shareholder and the employees had a shared understanding of the plan as of September 3, 2004.

On June 8, 2005, the French State sold another block to institutional investors and, similarly to the 2004 sale, the State was from that date obliged to make an offering to France Telecom Group employees. However, at that date only the total number of shares to be sold to employees was set by the government (16,911,111 shares), which refrained from setting the level of discount with respect to the €22.55 price per share set for institutional investors. The discount was set on September 7, 2005 at 12.2%2, resulting in a price for employees of €19.79. The offer was launched on September 15, 2005 and closed on September 27, 2005. It was therefore determined that the principal shareholder and the employees had a shared understanding of the plan as of September 7, 2005.

21.1    France Telecom SA perpetual bonds redeemable for shares (TDIRAs), page F-57

2 We advise the Staff that our footnote 27.2.1 (page F-77) contains a typographic error. It states that “The unit price of the shares was set at 19.79 €, corresponding to 80% of the sale price under the private placement with investors”, although 22.55-19.79/22.55 = 12.2%. We will revise the text in the 2006 Form 20-F as follows “corresponding to 88% of the sale price under the private placement with investors”.

10.	Tell us in more details the basis of your accounting for the TDIRAs issued to your banking syndicate and equipment supplier creditors under both US GAAP and IFRS.

Response:

Characteristics of the TDIRA

As described in Note 21.2 to the Company’s consolidated financial statements, it issued perpetual bonds redeemable for France Telecom shares (“TDIRA”s), which were subscribed by MobilCom’s bank syndicate and equipment suppliers in March 2003. The TDIRAs are redeemable for new France Telecom ordinary shares (at any time at the holders’ request or at the Company’s initiative from March 3, 2010, provided that the average closing price for France Telecom shares during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is greater than 125% of the redemption price), based on a ratio of 364.4437 shares for one TDIRA with a nominal value of €14,100 for the “Bank Tranche” and 356.9513 shares for one TDIRA with a nominal value of €14,100 for the “Supplier Tranche”.

The TDIRAs have an initial interest rate of 5.75% from their issuance date until December 31, 2009 inclusive, and will be indexed to Euribor plus 3% thereafter. These two rates were revised downwards from January 2, 2006, to 5.25% until December 31, 2009, and 3-month Euribor plus 2.5% thereafter because the Company’s debt ratings with Moody’s and Standard & Poor’s were upgraded.

Accounting for the TDIRA under IFRS

Recognition

The Company determined that the TDIRA is a hybrid financial instrument, i.e. a debt instrument that contains both a liability component and an equity component. The Company considered that the TDIRA contains a liability component because, although the instrument is perpetual, the Company is contractually bound to pay a coupon annually (in certain circumstances, the annual coupon can be deferred; however, if that happens, interest is calculated on the deferred coupon and the Company is contractually required under such circumstances to pay the coupon and capitalized interest if any at the latest when the bond is redeemed for France Telecom shares). Under IAS 32 Financial Instruments – Disclosure and Presentation (paragraphs 28 and 29), the issuer of a financial instrument must classify the instrument, or its component parts, at inception as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

Measurement

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. Since the TDIRA does not have any specified terms, the Company computed the TDIRA’s debt component by discounting annual perpetual interest payments.

As required by IAS 32 paragraph 31, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

Accounting for the TDIRA under US GAAP

Under US GAAP, the TDIRA was issued before SFAS 150 Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity became effective. Upon issuance of the TDIRA, the Company therefore relied upon the guidance set forth in Staff Accounting Bulletin Topic 4A Subordinated Debt, APB 14 Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, paragraph 11a) and 12c) of SFAS 133 Accounting for Derivative Instruments and Hedging Activities and EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. Based on this literature and the TDIRA features described above, the Company concluded that the TDIRA should be classified as a liability and that neither any embedded derivative had to be bifurcated from the host contract nor any value had to apportioned to the conversion feature, as the conversion option was not in the money (and has never been in the money since inception).

The differences between IFRS and US GAAP in accounting for the TDIRA and the reconciling item thereon are discussed and described in Note 38.1 K of the financial statements contained in the 2005 Form 20-F.

Note 33 Litigation and Claims, page F-94

11.	Refer to the civil proceedings and the international arbitration disclosed herein. Tell us whether you recognized a provision related to these proceedings and the amount you recognized, if any.

Response:

At December 31, 2005, a €301 million accrual was recorded in the Company’s accounts for the liabilities in connection with the litigation proceedings in which the Company is involved. Out of such €301 million, the litigation proceedings described in Note 33 represented a total of € 219 million.

Note 38.1 Significant Differences Between IFRS and US GAAP

Revenue recognition (S), page F-151

12.	Refer to the last paragraph on this page. Clarify for us the circumstances in which you offer certain sales incentives to customers. Tell us about the renewal obligations that you are referring to.

Response:

The Company routinely offers its customers bonuses after the customer has completed a specified level of revenue transactions or has remained a customer for a specified period of time. Such bonuses may be redeemable for free or discounted goods or for free or discounted services at the choice of the customer. Such bonus programs may or may not have renewal obligations.

The renewal obligation refers mainly to a specific Orange program in France, the “Change your mobile Program” (the “CMP”). The CMP is available to all customers who enter into non-cancelable service contracts. Generally, customers have entered into a bundled agreement (“Bundled Agreement”) with Orange which comprises (1) the purchase of a mobile phone (at a price generally far below its fair value) and (2) a non-cancelable 12 or 24 month subscription payable monthly. Under these contracts, the customer pays a certain amount every month for a certain amount of airtime.

Under the CMP:

•	every month, customers are awarded 20 points + 1 point per euro billed during the month;
•	the total number of points accumulated by the customer appears on his/her invoice;
•	the value of the point awarded is at the Company’s discretion;
•

at any time during the contract period, or thereafter if the contract is extended by the customer, the customer may use its points to buy a new handset at a discount which is determined as: “total points accumulated” times “point value” and provided that his/her contract is extended for a minimum period of 24 month; and

•

the handsets that may be acquired under the CMP are labeled “CMP Mobile” in stores and have a CMP price which is different from new customer price entering into a Bundled Agreement or a stand-alone basis.

This fact pattern is a significant factual difference to a typical loyalty program as contemplated by EITF N° 00-22:

•	there is no redemption in cash;
•	the amount of discount is determined by the Company, as it has significant discretion to set the price of the new handset and value of the awards as well as the right to terminate the program;
•	a handset is an instrument accessory to customer uses that are sending and receiving calls; and
•

more importantly, a discount on this handset is not a particular reward because the customer would obtain the same or an even greater discount as a new customer. Consequently the “reward” element that is critical in a loyalty program is generally not present in the CMP.

In fact, the purpose of programs such as the CMP with a renewal obligation is to have the customer enter into a new revenue transaction, therefore the new commitment is the price of the award (the discount on the equipment) and is a way to stratify the customers base in order to offer them a tailored discount upon subscription of a new contract. Such a program can be viewed as having mixed attributes of a loyalty program and a sales incentive program, with the predominant characteristics of a sales incentive.

Accordingly, such programs with renewal obligations are accounted for under US GAAP as sales incentives in accordance with EITF 01-9.

13.	It is unclear whether you recognized a reconciling item for the loss on the sale of the handset. Please advise or revise.

Response:

The Company has no discrepancy between US GAAP and IFRS accounting, except for the effect of certain sales incentives included in its loyalty programs.

It will clarify its disclosure on page F-51 in the 2006 Form 20-F by inserting the following paragraph before the description of the sales incentives:

“The revenue from the sale of a handset for which the customer enters into a service contract with the Company is recorded upon the activation of the service with a corresponding charge to cost of sales for the cost of the handset. When handsets are sold at a price below cost, the Company recognizes the loss on such sales at the time of activation. The US GAAP accounting is consistent with the IFRS accounting adopted by France Telecom, except for the effect of the accounting of certain sales incentives as described below.”

14.	Provide us a breakdown of the composition of the (€1,132) and €177 revenue recognition reconciling item to net income in 2005 and 2004 respectively.

Response:

The breakdown of the €(1,132) million and €177 million displayed under the revenue recognition reconciling item to net income in 2005 and 2004, respectively, is as follows:

2005
Deferred costs related to activation fees	€(1,091) million
Sales incentives	€41 million

Total	€(1,132) million

2004
Deferred costs related to activation fees	€78 million
Sales incentives	€99 million

Total	€177 million

Deferred costs related to activation fees

Until January 1, 2005, under US GAAP, activation fees were deferred and recognized over the average life of the related customer relationship. In addition, under US GAAP, related direct incremental costs, up to the amount of revenues, were also deferred and subsequently amortized, which generated a reconciling item to net income in 2004 of €78 million.

As of January 1, 2005, the Company changed its accounting policy under US GAAP for such deferred incremental costs, to expensing them as incurred. The change was made to align the Company’s accounting policy with other European telecoms and to align the US GAAP accounting policy with the policy adopted upon transition to IFRS. This change resulted in a reconciling item to net income in 2005 of €(1,091) million before tax and €(713) million net of tax.

The above differences do not trigger any difference on the revenue recognized under both IFRS and US GAAP but have created a one-time reconciling item impacting net income with respect to an accounting policy associated with a revenue recognition matter.

Sales incentives

The reconciling item relating to sales incentives corresponds to the accounting for loyalty programs with renewal obligations under IFRS and US GAAP, as further discussed elsewhere in this letter, in question 8 and 12, respectively.

15.	Disclose the accounting policy under US GAAP to account for multiple element arrangements.

Response:

Under US GAAP, the Company accounts for multiple element arrangements using the guidance provided in EITF 00-21. Such guidance mainly applies to the packaged and bundled offers as well as the complex contracts described on page F-14 of the 2005 Form 20-F. The Company’s accounting under US GAAP for such multiple deliverable arrangements does not differ from the accounting it apply under IAS 18 where it mainly refers to paragraph 13 to account for such arrangements.

In the Company’s 2006 Form 20-F, assuming that it still does not have any differences between IFRS and US GAAP with respect to the accounting for multiple deliverable arrangements, the Company proposes to add the following disclosure in its US GAAP reconciliation note:

“As disclosed in Note 2.1.8 (net revenues) to France Telecom’s consolidated financial statements, in certain circumstances, France Telecom enters into revenue arrangements and is therefore obligated to deliver to customers multiple products and/or services. In these transactions, the total revenue to be earned under the arrangement is allocated among the various elements based on their relative fair value. In certain transactions, the allocation is based on France Telecom-specific objective evidence of fair value, which is generally the price charged when that element is sold separately. Under IFRS (IAS 18.13) and US GAAP (EITF 00-21 Revenue Arrangements with Multiple Deliverables), France Telecom recognizes revenue related to the delivered products or services only if (1) the delivered item has value to the customer on a standalone basis; (2) payment for the delivered products or services is not contingent upon delivery of the remaining products or services; (3) France Telecom has an enforceable claim to receive the amount due in the event they do not deliver the undelivered products or services; and (4) as discussed above, there is evidence of the fair value for each of the undelivered products or services. This accounting policy is consistent with France Telecom’s accounting for multiple deliverable arrangements under IFRS.”

*    *    *    *    *    *

In connection with responding to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration in this matter. If you wish to discuss any of our responses, or have further questions, please do not hesitate to call the undersigned at +33.1.44.56.40.84.

Yours faithfully,

/s/ Linda A. Hesse
Linda A. Hesse

Cc:	Mr. Larry Spirgel

Ms. Ivette Leon

Securities and Exchange Commission

Mr. Gervais Pellissier

Mr. Pierre Charreton

France Telecom